SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

MERISEL, INC.

(Name of Issuer)

 Merisel, Inc.

Merisel Saints Newco, Inc.

Saints Capital Granite, LLC

Saints Capital Granite, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589849108

(CUSIP Number of Class of Securities)

Thomas D. Twedt Dow Lohnes PLLC 1200 New Hampshire Avenue, NW Suite 800 Washington, DC 20036-6802 (202) 776-2941 Phone (202) 776-4941 Fax	David A. Pentlow Edward B. Stevenson Herrick, Feinstein LLP 2 Park Avenue New York, NY 10016 (212) 592-1481 Phone (212) 545-5065 Fax

Terry A. Tevis

Merisel, Inc.

132 W. 31st Street, 8th Floor

New York, NY 10001

212-594-4800 Phone

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,513.28	$51.36

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 22,500,000 outstanding shares of common stock held by Saints Capital Granite, L.P.) at a purchase price of $0.17 in cash per share. The shares held by Saints Capital Granite, L.P. do not include 25,000,000 shares of common stock issuable upon the conversion of convertible notes held by Saints Capital Granite, L.P., which shares are deemed to be beneficially owned by the Filing Persons. There were 2,214,784 shares of common stock of the Issuer outstanding that were not owned by the Filings Persons as of June 21, 2013.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing. Previously paid with the Schedule 13E-3 Transaction Statement (File No. 005-40042) filed by Merisel Saints Newco, Inc., Saints Capital Granite, L.P. and Saints Capital Granite, LLC on June 21, 2013.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger involving Merisel, Inc.(“MSEL”), as a result of which MSEL will be eligible to terminate its public reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of MSEL and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars.

Purposes of the Merger

Saints Capital Granite, L.P. (“Saints”) is currently the holder of 22,500,000 shares of MSEL common stock, $0.01 par value per share, representing approximately 91.0% of the outstanding shares of common stock of MSEL. Saints also holds $2.5 million aggregate principal amount (not including accrued interest) of debt securities (the “Convertible Notes”) that are convertible into shares of MSEL common stock at a rate of $0.10 per share and, therefore, Saints is deemed to be the beneficial owner of approximately 95.5% of the MSEL common stock.

Prior to the merger described below, Saints will contribute all of the shares of MSEL common stock that it holds to Merisel Saints Newco, Inc., a newly formed wholly-owned subsidiary of Saints (“New Merisel”). Saints intends to cause New Merisel to merge with and into MSEL, with MSEL continuing as the surviving corporation, as a means of acquiring all of the other shares of MSEL common stock not owned by Saints and providing a source of immediate liquidity to the holders of such shares. Upon effectiveness of the merger, each share of MSEL common stock held by New Merisel will be cancelled and each of the 100 currently outstanding shares of New Merisel common stock held by Saints will be converted into 225,000 shares of MSEL. The shares of redeemable Series A Preferred Stock of MSEL held by Saints will remain outstanding.

Saints retains the right to not proceed with the merger at any time.

Principal Terms of the Merger

The Merger

New Merisel is a newly formed Delaware corporation created by Saints for the purpose of causing a merger with MSEL. Upon the contribution by Saints of its shares of MSEL common stock to New Merisel, New Merisel will hold approximately 91.0% of the outstanding shares of MSEL common stock. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable laws, Saints and New Merisel will cause New Merisel to merge with and into MSEL in a “short form” merger under Section 253 of the Delaware General Corporation Law (the “DGCL”).  Under the DGCL, no action is required by the board of directors of MSEL or the stockholders of MSEL (other than New Merisel) for the merger to become effective. Saints and New Merisel do not intend, nor are they required under the DGCL, to enter into a merger agreement with MSEL. Holders of MSEL common stock will not be entitled to vote their shares with respect to the merger, but will be entitled to appraisal rights under and in accordance with the DGCL. Common stock of MSEL constitutes the only class of capital stock of MSEL that, in the absence of Section 253 of the DGCL, would be entitled to vote on the merger. MSEL will be the surviving corporation in the merger and continue as a wholly owned subsidiary of Saints.

Saints and New Merisel are not required to seek the approval of the board of directors of MSEL for the merger, however, the merger has been recommended to the unaffiliated stockholders by unanimous vote of a special committee consisting of Eric Salzman and Bradley Hoecker (the “Special Committee”), each of whom is an independent and disinterested director. The Special Committee was appointed to evaluate the consideration offered in the merger on behalf of MSEL and the stockholders who are not affiliated with the Filing Persons. The Special Committee retained CoveView Advisors LLC (the “Valuation Services Firm”), which had no prior relationship with Saints or New Merisel, but did provide financial services to two prior special committees of the board of directors of MSEL, one in connection with Saints’ December 2011 offer to purchase the outstanding shares not owned by Saints and the other in connection with the issuance of the Convertible Notes (as defined below) to Saints, as its valuation services firm. In addition, the Special Committee retained Smith Katzenstein & Jenkins LLP, which had no prior relationship with Saints or New Merisel, other than representing a prior special committee of the board of directors of MSEL in connection with the issuance of the Convertible Notes, as its independent legal counsel. As described in detail below, the Valuation Services Firm has delivered a company valuation to the Special Committee indicating that the company valuation of MSEL, as of June 12, 2013, on a going concern basis, ranged from $18.0 million to $28.0 million. At the request of the Special Committee, on June 17, 2013 the Valuation Services Firm (i) calculated a total company value of MSEL less the amount of net debt and Series A Preferred (face value plus accrued) of MSEL, in each case, as of May 31, 2013 and as provided by management of MSEL on June 17, 2013, resulting in an indicative common equity range of $0 - $2.8 million (the “Indicative Common Equity Range”) and (ii) based upon the Indicative Common Equity Range, calculated an indicative common share calculation of $0 to $0.11 by dividing the Indicative Common Equity Range by the 24,714,784 shares of MSEL common stock that were outstanding as of May 31, 2013.

Merger Consideration

Upon the effective date of the merger, each share of MSEL common stock (other than shares held by New Merisel, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.17 in cash, without interest. Each share of MSEL common stock held by New Merisel will be cancelled and each of the 100 currently outstanding shares of New Merisel common stock held by Saints will be converted into 225,000 shares of MSEL. The shares of redeemable Series A Preferred Stock of MSEL will remain outstanding.

MSEL Shares Outstanding; Ownership by the Filing Persons

As of June 21, 2013, a total of 24,714,784 shares of MSEL common stock were outstanding. As of June 21, 2013, Saints and New Merisel were, in the aggregate, the beneficial owners of 47,500,000 shares of MSEL common stock, which amount includes shares underlying the outstanding Convertible Notes, or approximately 95.5% of the outstanding shares of MSEL common stock. As of May 31, 2013, there were a total of 185,025 shares of redeemable Series A Preferred Stock outstanding. There are no outstanding options or warrants to acquire shares of common stock or other capital stock of MSEL except for 300,000 stock options held by an executive officer of MSEL pursuant to the Merisel Inc. 1997 Stock Award and Incentive Plan and the Merisel, Inc. 2008 Stock Award and Incentive Plan.

Payment for Shares

The paying agent, on behalf of the surviving corporation, will pay you for your shares of MSEL common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal that will be mailed to stockholders of record of MSEL (other than New Merisel) as of the effective date of the merger within ten (10) calendar days of the effectiveness of such merger. You should read those documents carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Appraisal Rights and a Letter of Transmittal your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on page 25 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required to pay the aggregate merger consideration for the outstanding shares of MSEL common stock (other than shares held by New Merisel, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost), is estimated to be approximately $377,000. Related fees and expenses, including fees of legal counsel for each of Saints, MSEL and the Special Committee, the Valuation Services Firm’s fees, and other related expenses are estimated to be approximately $288,000. A breakdown of such fees and expenses is set forth below:

Expense	Estimated Cost
Counsel to Saints	$40,000
Counsel to MSEL	$60,000
Counsel to Special Committee	$10,000
Valuation Services Firm	$45,000
Special Committee	$18,000
D&O Insurance Tail Coverage	$ 90,000
Paying Agent	$15,000
Financial Printer	$10,000
SEC Filing Fee	$52 (based on a $376,513.28 transaction value)

MSEL will obtain the necessary funds from Saints out of Saints’ existing cash reserves to pay such merger consideration. Because Saints intends to provide the necessary funding for the merger, New Merisel and MSEL have not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

Parties to the Merger

“Filing Persons” refers to the following entities, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 24 of this Schedule 13E-3:

●	MSEL
●	New Merisel
●	Saints
●	Saints Capital Granite LLC (“Saints GP”)

New Merisel is a Delaware corporation newly formed by Saints solely for the purpose of effecting the merger. Upon contribution of the shares of MSEL common stock by Saints, (i) Saints will remain the sole stockholder of New Merisel and (ii) New Merisel will directly hold 22,500,000 shares of MSEL’s common stock, or approximately 91.0% of the outstanding shares of MSEL common stock. Following the merger, Saints will own 100% of the common stock of MSEL as the surviving entity of the merger. After the merger, the board of directors of MSEL will consist of the same directors as the current board of directors of MSEL.

Saints is a Delaware limited partnership. Saints currently holds 22,500,000 shares, or approximately 91.0% of the outstanding shares of MSEL common stock as of June 21, 2013, and beneficially owns approximately 95.5% of MSEL after taking into account shares underlying the outstanding Convertible Notes.

Saints GP is a Delaware limited liability company and is the general partner of Saints. Mr. Kenneth B. Sawyer is one of three managing members of Saints GP and a director of MSEL.

The Filing Persons’ Position on the Fairness of the Merger

Rule 13e-3 under the Exchange Act requires each Filing Person to make certain statements regarding, among other things, their belief as to the fairness of the merger to the unaffiliated stockholders of MSEL (that is, any MSEL stockholder other than the Filing Persons or any director or executive officer of MSEL).  The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of MSEL, based on the following factors:

●

The merger will enable the unaffiliated stockholders of MSEL to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of MSEL common stock. The merger consideration, at $0.17 per share, is equal to the 30-trading-day volume weighted average price for the period ended April 12, 2013, (the date that Saints filed a Schedule 13D amendment announcing that it had advised MSEL that it was considering terminating MSEL’s status as a public company) and represents a premium of $0.06, or 55%, to the highest price in the range of the indicative common share calculation range included in the Valuation Services Firm’s company valuation.

●

Saints’ holdings of approximately 91.0% of the outstanding shares of MSEL common stock (1) results in an extremely small public float that limits the amount of trading in the shares and (2) eliminates the possibility that a proposal to acquire MSEL by an independent entity could succeed without the consent of Saints.

●

The Filing Persons considered the current market prices and the trend of the current market prices for MSEL common stock as relevant to their belief that the merger is fair to the unaffiliated stockholders of MSEL. The Filing Persons considered the downward trend of the stock price of MSEL common stock over the past two years. Although there is not adequate liquidity in the market or trading volume of MSEL common stock to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of MSEL, in combination with the current stock price, contributes to the Filing Persons’ analyses.

●

The fact that the Special Committee received a company valuation from the Valuation Services Firm dated June 17, 2013, to the effect that, subject to the qualifications, limitations and assumptions set forth therein and based upon such other factors as the Valuation Services Firm considered relevant, the company valuation of MSEL, as of June 12, 2013, on a going concern basis, ranged from $18.0 million to $28.0 million.  At the request of the Special Committee, on June 17, 2013, the Valuation Services Firm (i) calculated the Indicative Common Equity Range of $0 - $2.8 million and (ii) based upon the Indicative Common Equity Range, calculated an indicative common share calculation of $0 to $0.11 by dividing the Indicative Common Equity Range by the 24,714,784 shares of MSEL common stock that were outstanding as of May 31, 2013.

●

None of the Filing Persons has received a firm offer for its equity interests in MSEL from a third party within the past two years. Saints and New Merisel intend to retain their majority holdings in MSEL, and did not seek a buyer for MSEL. This fact foreclosed the opportunity of the Special Committee to consider an alternative transaction with a third party purchaser of MSEL or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of MSEL. Accordingly, it is likely that finding a third party buyer for MSEL (or the shares held by the unaffiliated stockholders of Merisel) was not a realistic option for the unaffiliated stockholders of MSEL.

●

The merger would shift the risk of the future financial performance of MSEL from the unaffiliated stockholders, who do not have the power to control decisions made regarding MSEL’s business, entirely to the Filing Persons who have the power to control MSEL’s business.

●

MSEL has never declared or paid any dividends on its common stock, and based on MSEL’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012, it has no intention to pay dividends in the foreseeable future.

●

The unaffiliated stockholders of MSEL are entitled to exercise appraisal rights and demand fair value for their shares of MSEL common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger.

●

Because the merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the stockholders or the board of directors of MSEL. Notwithstanding the foregoing, on April 15, 2013, the board of directors of MSEL appointed the Special Committee consisting solely of the two independent and disinterested directors to evaluate the consideration offered in the merger on behalf of MSEL and the unaffiliated stockholders. The Special Committee engaged independent legal counsel and an independent valuation services firm to assist it in carrying out its duties.

See “Special Factors — Fairness of the Merger — Position of the Filing Persons as to the Fairness of the Merger,” beginning on page 12 of this Schedule 13E-3.

Consequences of the Merger

Completion of the merger will have the following effects:

●	New Merisel will be merged with and into MSEL with MSEL being the surviving entity of the merger and wholly-owned by Saints.

●	Subject to the exercise of statutory appraisal rights, each of your shares of MSEL common stock will be converted into the right to receive $0.17 per share in cash, without interest.

●

Only Saints will have the opportunity to participate in the future earnings and growth, if any, of MSEL. Similarly, only Saints will face the risk of losses generated by MSEL’s operations or the decline in value of MSEL after the merger.

●

The shares of the common stock of MSEL will no longer be publicly traded. Thus, MSEL and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

Appraisal Rights

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of MSEL common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger. This value may be more or less than the $0.17 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 of the DGCL is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 “Terms of the Transaction—Appraisal Rights” beginning on page 26 of this Schedule 13E-3.

Where You Can Find More Information

More information regarding MSEL is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 23 and 24, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities, (collectively, the “Filing Persons”):

●	Merisel, Inc., a Delaware corporation (“MSEL”)

●	Merisel Saints Newco, Inc., a Delaware corporation (“New Merisel”);

●	Saints Capital Granite, L.P. (“Saints”); and

●	Saints Capital Granite, LLC (“Saints GP”)

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between MSEL and New Merisel pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”) as a result of which the common stock of MSEL will cease to be quoted on OTC Pink and MSEL and its affiliates will no longer be required to file reports with the Securities and Exchange Commission (the “SEC”).  The effective date of the merger is expected to occur 20 calendar days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.  This Schedule 13E-3 was first mailed to MSEL stockholders on July 1, 2013.

As of June 21, 2013, there were issued and outstanding 24,714,784 shares of common stock of MSEL, $0.01 par value per share (“Shares”), and approximately 425 registered stockholders of record as of June 19, 2013.

Prior to the merger, Saints will contribute an aggregate of 22,500,000 Shares, or approximately 91.0% of the total Shares outstanding to New Merisel.

Upon the consummation of the merger, each outstanding Share (other than Shares held by New Merisel, any Shares held in treasury and Shares with respect to which statutory appraisal rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.17 per Share in cash (the “Merger Price”) without interest, upon surrender of the certificate for such Share to the “Paying Agent” identified in the Notice of Merger and Appraisal Rights and upon submission of a Letter of Transmittal. Such notice will be mailed to stockholders of record of MSEL as of the effective date of the merger within 10 calendar days following the effective date of the merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights. You should read these documents carefully.

There are no issued and outstanding options or warrants to acquire any capital stock of MSEL other than 300,000 stock options held by an executive officer of MSEL pursuant to the Merisel Inc. 1997 Stock Award and Incentive Plan and the Merisel, Inc. 2008 Stock Award and Incentive Plan.

Under the DGCL, no action is required by the board of directors or the stockholders of MSEL, other than New Merisel, for the merger to become effective.  MSEL will be the surviving corporation in the merger. As a result of the merger Saints will be the only stockholder of MSEL.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) MSEL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 29, 2013, (ii) MSEL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the SEC on May 15, 2013 and (iii) as otherwise described in MSEL’s filings with the SEC from time to time.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Purposes

MSEL’s revenue and cash flow generated from operations declined in each quarterly period in 2012 when compared to the same period in 2011 for a number of reasons previously described in MSEL’s periodic reports. The decline in revenues and cash generated from operations was particularly, and unexpectedly, severe in the quarter ended June 30, 2012. As a result, MSEL was required to raise additional capital through the issuance of convertible notes to Saints, MSEL’s majority stockholder.

On August 20, 2012, MSEL and Saints entered into a definitive agreement for the issuance and sale of $2.0 million in principal amount of MSEL’s 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on August 21, 2012.

On November 21, 2012, MSEL and Saints entered into a definitive agreement for the issuance and sale of $1.5 million in principal amount of MSEL’s 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on November 21, 2012.

On February 4, 2013, MSEL and Saints entered into a definitive agreement for the issuance and sale of $750,000 in principal amount of its 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on February 4, 2013.

The notes issued on August 20, 2012, November 21, 2012 and February 4, 2013, respectively (collectively, the “Convertible Notes”), accrue interest at 10% per annum and mature on August 31, 2015. Interest on the Convertible Notes is payable in kind through increasing the outstanding principal amount of the note, or, at MSEL’s option, it could pay interest quarterly in cash. After March 31, 2013, at Saints’ option, the Convertible Notes were convertible, in whole or in part, into Shares at a conversion price that was the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement (as defined below), and liabilities relating to the outstanding Preferred Stock, the Convertible Notes and other indebtedness for borrowed money and (y) divided by the number of Shares outstanding as of the conversion date. In light of MSEL’s results for the twelve months ended March 31, 2013, the conversion price under the Convertible Notes is $0.10 per Share.

The issuance and sale of the Convertible Notes was reviewed, negotiated and approved by a special committee of the board of directors of MSEL, consisting of Brad Hoecker, who was charged with representing the interests of the unaffiliated stockholders of MSEL (the “2012 Special Committee”). The 2012 Special Committee retained independent legal counsel and a financial advisor in connection with its review and approval of these transactions. In connection with such approval, the 2012 Special Committee considered other alternatives to the issuance of the Convertible Notes, including alternate sources of financing, but determined that no better alternatives were available, particularly alternatives that could be implemented in the necessary time frame.

On April 18, 2013, Saints elected to convert a portion of the Convertible Notes into 22,500,000 Shares, bringing their record ownership to 91.0% of the total outstanding Shares.

Saints GP, the general partner of Saints, and the board of directors of New Merisel have authorized New Merisel to proceed with the proposal to cause New Merisel to merge with and into MSEL in a short-form merger under Delaware Law, following which MSEL will be a wholly-owned subsidiary of Saints. The purpose of the merger is for Saints to acquire the minority public interest in MSEL through the merger of New Merisel with and into MSEL and to provide the unaffiliated stockholders of MSEL (that is, any MSEL stockholder other than the Filing Persons) with a source of immediate liquidity for their Shares. The Filing Persons believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily saleable in the public market. The Filing Persons also believe that, given MSEL’s small public float (estimated to be approximately $490,043 as of June 20, 2013), the costs of maintaining MSEL’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of MSEL, including leaving MSEL as a majority-owned, public company in the US capital markets.  In the view of the Filing Persons, the principal advantage of leaving MSEL as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using MSEL’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect MSEL to so raise capital or use securities as consideration for acquisitions in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to MSEL do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving MSEL as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 253 of the DGCL is also the most equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of MSEL for their Shares.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split, each of which, in the opinion of the Filing Persons, would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of MSEL to receive cash for their Shares quickly.

Reasons

In determining whether to acquire the outstanding public minority equity interest in MSEL and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking MSEL private:

●

To decrease costs associated with being a public company. For example, as a privately-held company, MSEL would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with the provisions of the Sarbanes-Oxley Act of 2002 (“SOX”). These annual cost savings include approximately $120,000 for expenses associated with audit and SOX compliance, $263,000 for expenses associated with personnel and public company management, $187,000 for expenses associated with public company legal representation, and $54,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of MSEL’s management spend approximately 25% of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going private would result in aggregate cost savings of approximately $624,000 per year in public company costs.

●

To eliminate additional burdens on management associated with public reporting and other tasks resulting from MSEL’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

●

To provide greater flexibility for MSEL’s management to focus on the business and the long-term business goals of MSEL (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

●

To reduce the amount of public information available to competitors about MSEL’s businesses that would result from the termination of MSEL’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

●

To provide increased and immediate liquidity for unaffiliated stockholders. Average daily trading volume of MSEL’s shares during the ninety-day period ended June 20, 2013, was only approximately 1,632 Shares, representing less than 1% of the public float; and the average daily trading volume of MSEL’s shares during the thirty-day period ended June 20, 2013 was only approximately 1,873 Shares, representing less than 1% of the public float.  Investors essentially have no public market in which to efficiently sell their Shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of MSEL. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past two years. The Filing Persons believe that the market for the Shares is so illiquid that all of unaffiliated stockholders of MSEL would not be able to sell their Shares within a short period of time at or above the Merger Price.

●

The fact that the merger offers the unaffiliated stockholders of MSEL the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an appraisal of the fair value), and thereby directly benefits such stockholders.

●	The lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of MSEL and the Filing Persons concerning the merger, including the fact that:

●

Following the merger, the unaffiliated stockholders of MSEL will not participate in any future earnings of or benefit from any increases in the value of MSEL; only the Filing Persons would benefit by an increase in the value of MSEL;

●	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of MSEL pursuant to the merger will be taxable to such stockholders;

●	The unaffiliated stockholders of MSEL will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

●	The unaffiliated stockholders of MSEL will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing;

●	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private; and

●	MSEL will no longer be subject to the provisions of SOX or the liability provisions of the Exchange Act.

Many of the factors in favor of taking MSEL private have been present in MSEL’s history for some time.  As part of this assessment, which commenced during the second quarter of 2013, the Filing Persons considered MSEL’s declining sales over the past six years, its net loss available to stockholders for the last five years and its challenging growth prospects in light of the highly competitive nature of its industry. In addition to the costs of keeping MSEL a public company, the Filing Persons also considered the significant difficulty that MSEL would have in raising capital in the market for working capital needs given the limited liquidity of the Shares.  The Filing Persons continued to evaluate whether or not to privatize MSEL during the second quarter of 2013.   On June 13, 2013, the Filing Persons concluded their analysis and determined that the costs of keeping MSEL a public company (as discussed above) exceeded the benefits and, therefore, definitively determined to effectuate the short-form merger at this time at $0.17 per Share without delay so as to immediately realize the benefit of taking MSEL private.  Accordingly, Saints filed a Schedule 13D amendment with the SEC on June 14, 2013 announcing its intention to move forward with a going private transaction at $0.17 per Share, and the Filing Persons then, as expeditiously as practicable, filed an initial Schedule 13E-3 with the SEC.

Effects

General

The beneficial ownership of the Filing Persons in the MSEL common stock immediately prior to the consummation of the merger amounts to approximately 95.5% in the aggregate (assuming conversion of the outstanding Convertible Notes).

Upon completion of the merger, the Filing Persons will have complete control over the conduct of MSEL’s business.  The Filing Persons’ actual holdings of outstanding Shares immediately prior to the merger in the aggregate are approximately 91.0%. Upon completion of the merger, the Filing Persons’ interest in MSEL’s company value (approximately $18 million to $28 million on June 12, 2013), and net loss attributable to MSEL (approximately $18.1 million for the fiscal year ended December 31, 2012) will increase from approximately 91.0% to 100% of those amounts.  The Filing Persons will also indirectly realize all of the benefits in the estimated savings of approximately $0.6 million per year in public company costs.

Stockholders

Upon completion of the merger, the unaffiliated stockholders of MSEL will no longer have an interest in, and will not be stockholders of, MSEL and therefore will not be able to participate in any future earnings and potential growth of MSEL, but will also no longer bear the risk of any decreases in the value of MSEL.  In addition, the unaffiliated stockholders of MSEL will not share in any distribution of proceeds after future sales of businesses of MSEL, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 29 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation and to receive appraisal rights upon certain mergers or consolidations (except appraisal rights perfected in connection with the merger), will be extinguished upon completion of the merger.  Further, the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes.  See “Certain U.S. Federal Income Tax Consequences of the Merger,” beginning on page 11 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of MSEL will have liquidity, in the form of the right to receive the merger consideration, in place of an ongoing equity interest in MSEL.

The Shares

Once the merger is effective, public trading in MSEL common stock will cease. There will no longer be price quotations for MSEL common stock and the registration of MSEL common stock under the Exchange Act will be terminated. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, MSEL will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act.  MSEL will no longer be subject to the provisions of SOX or the liability provisions of the Exchange Act.  In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or, after a certain period of time, to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares.

Plans After the Merger

In connection with the merger, the Filing Persons expect to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the merger in order to improve the business and operations of MSEL, as the surviving corporation in the merger.  The transactions contemplated may include investments, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving MSEL and other entities or businesses of the Filing Persons or their affiliates, including trade sales, private or public offerings, or spin-off transactions in respect of all or a portion of such merged, reorganized or combined businesses. While the Filing Persons currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to MSEL that it deems necessary or appropriate in light of its review or in light of future developments. The Filing Persons currently do not anticipate any material change in MSEL’s present dividend policy or any changes in MSEL’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of MSEL.

After the effective date of the merger, MSEL will have only one stockholder, Saints, entitling MSEL to terminate MSEL’s reporting obligations under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC. As a result, MSEL’s common stock will no longer be quoted on OTC Pink, and there will be no public market for MSEL’s common stock.

Saints has indicated that it anticipates that the board of directors of MSEL after the merger will consist of the current members of the board of MSEL, although as sole stockholder it will have the ability to reconstitute the board in its discretion.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to certain beneficial owners of the Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the Shares that are U.S. persons (as defined below) that beneficially own Shares as capital assets, within the meaning of Section 1221 of the Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation. This discussion does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, or holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction. Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger), or the unearned income Medicare contribution tax.

MSEL has not requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions.  Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.  Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

 For purposes of this discussion, a ““U.S. person’’ is any person that is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. person” means a beneficial owner of the Shares that is not a U.S. person. We urge holders of the Shares that are Non-U.S. persons to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partnership holding Shares, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a U.S. person pursuant to the merger or pursuant to the exercise of such U.S. person’s statutory appraisal rights will be a taxable transaction for U.S. federal income tax purposes. In general, such a U.S. person will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the U.S. person receives in the merger and the U.S. person’s adjusted tax basis in the U.S. person’s Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss if the stockholder holds the shares of MSEL as a capital asset. Holders of the Shares should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the shares of MSEL for more than one year) and capital losses (the deductibility of which is subject to limitations).

The cash payments made to a stockholder of MSEL pursuant to the merger will be subject to backup withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. The amount of any backup withholding from a payment to a holder of the Shares will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.  Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE BENEFICIAL OWNER’S STATUS AS A U.S. PERSON OR A NON-U.S. PERSON, AND THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the delisting of MSEL common stock and the termination of SEC reporting obligations of MSEL. Rule 13e-3 of the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of MSEL” means any stockholder other than the Filing Persons or any director or executive officer of MSEL.  Except as set forth below, to the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of MSEL is holder of MSEL common stock:

	Shares Beneficially Owned
Name	Number	Percentage

Bradley J. Hoecker	18,714	*
Kenneth B. Sawyer (1)	-	*
Terry A. Tevis	-	*
Donald R. Uzzi (2)	530,000	2.1%
Eric Salzman	-	*
John E. Ball	-	*

All Directors and Executive Officers as a Group (6 Persons)	548,714	2.2%

*Represents less than 1%

(1)     Mr. Sawyer is a managing member of Saints GP, and may therefore be deemed to beneficially own 47,500,000 Shares deemed to be beneficially owned by Saints. Mr. Sawyer disclaims such beneficial ownership, and the information set forth in the table above solely reflects beneficial ownership of Mr. Sawyer in his individual capacity.

(2)     Includes 300,000 Shares that are subject to currently exercisable stock options.

To the extent there are any directors or executive officers of MSEL, other than the Filing Persons, who hold MSEL common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of MSEL.

Each of the Filing Persons has determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of MSEL. This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

The Filing Persons believe that the proposed merger is substantively fair to the unaffiliated stockholders of MSEL based on the following factors:

●

The Merger Price. The merger will enable the unaffiliated stockholders of MSEL to immediately be entitled to receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of MSEL common stock. The Merger Price, at $0.17 per Share, is equal to the 30-trading-day volume weighted average price for the period ended April 12, 2013.

●

Current Lack of Liquidity for Stockholders. Saints’ holdings of approximately 91.0% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of Saints. The average daily trading volume of MSEL’s shares during the ninety-day period ended June 20, 2013, the last date on which MSEL common stock traded prior to the initial filing date of this Schedule 13E-3, was only approximately 1,632 Shares, representing less than 1% of public float; essentially, investors have had no public market in which to efficiently sell their Shares. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the merger would be beneficial to the unaffiliated stockholders of MSEL whose ability to sell their Shares has been adversely affected by the limited liquidity for the shares due to the relatively small number of holders of MSEL common stock and limited trading volume.

●

Current market prices and current market price trend. The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the merger is fair to the unaffiliated stockholders of MSEL. The Shares are thinly traded, and the Filing Persons believe that the current price quoted on OTC Pink does not represent the fair value of the Shares. Rather the Filing Persons considered the downward trend of the price of the Shares over the past two years. Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the downward trend over time, together with the underlying performance of MSEL, contributes to the Filing Persons’ analyses.

●

Company Valuation of the Valuation Services Firm. The Special Committee received a company valuation from the Valuation Services Firm, dated June 17, 2013, to the effect that, subject to the qualifications, limitations and assumptions set forth therein and based upon such other factors as the Valuation Services Firm considered relevant, the company valuation of MSEL, as of June 12, 2013, on a going concern basis, ranged from $18.0 million to $28.0 million. At the request of the Special Committee, on June 17, 2013, the Valuation Services Firm (i) calculated the Indicative Common Equity Range of $0 - $2.8 million and (ii) based upon the Indicative Common Equity Range, calculated an indicative common share calculation of $0 to $0.11 by dividing the Indicative Common Equity Range by the 24,714,784 Shares that were outstanding as of May 31, 2013, and communicated this information to the Special Committee on June 17, 2013. The $0.17 per Share price recommended by the Special Committee is $0.11, or 183%, above the mid-point of the range implied by the final company valuation and $0.06, or 55%, above the high end of the range implied by the company valuation. A copy of the company valuation performed by the Valuation Services Firm is attached hereto as Exhibit (c)(1).

●

No Firm Offers. None of the Filing Persons has received a firm offer for their equity interests in MSEL from a third party within the past two years. The Filing Persons have indicated that they do not expect to entertain an offer for their ownership in MSEL. The Filing Persons intend to retain their majority holdings in MSEL and did not seek a buyer for MSEL. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of MSEL or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of MSEL. Accordingly, finding a third party buyer for MSEL was not a realistic option for the unaffiliated stockholders of MSEL. The Filing Persons considered the absence of any third party buyer for MSEL to support the fairness of the merger to the unaffiliated stockholders of MSEL, because the absence of a third party buyer demonstrated that the proposed merger with New Merisel was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the unaffiliated stockholders of MSEL.

●

Elimination of Future Financial Performance Risks of MSEL. The merger would shift the risk of the future financial performance of MSEL from the unaffiliated stockholders, who do not have the power to control decisions made regarding MSEL’s business, entirely to the Filing Persons who have the power to control MSEL’s business.

●

No dividend. MSEL has never declared or paid any dividends with respect to its common stock since its inception, and based on MSEL’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012, it has no intention to pay dividends in the foreseeable future.

●

Appraisal rights. Although the merger does not require the approval of a majority of the unaffiliated stockholders or a majority of disinterested directors, the Filing Persons believe that the merger is procedurally fair because, among other things, the unaffiliated stockholders will be entitled to exercise appraisal rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their Shares under Section 262 of the DGCL (see Item 4, “Terms of the Transaction—Appraisal Rights” beginning on page 26 of this Schedule 13E-3). A determination for fair value may depend, in part, on an analysis of what a reasonable purchaser would pay for MSEL common stock.

The Filing Persons did not consider any implied liquidation value when determining the Merger Price because it was not contemplated that MSEL be liquidated whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.  The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of MSEL as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of MSEL, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.

While the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of MSEL’s going concern value.

The Filing Persons believe that the proposed merger is procedurally fair to the unaffiliated stockholders of MSEL based on the following factors:

●

Evaluation of Special Committee. Because the merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the board of directors of MSEL. Notwithstanding the foregoing, the merger has been reviewed and recommended by a Special Committee of independent and disinterested directors. The Special Committee was appointed to evaluate the Merger Price on behalf of the stockholders who are not affiliated with the Filing Persons. The Special Committee retained the Valuation Services Firm, which had no prior relationship with Saints or New Merisel, but did represent a prior special committee of the board of directors of MSEL that reviewed Saints’ December 2011 offer to purchase the outstanding Shares not owned by Saints and the 2012 Special Committee which approved the issuance of the Convertible Notes, as independent valuation services firm. In addition, the Special Committee retained Smith Katzenstein Jenkins LLP, which had no prior relationship with Saints or New Merisel, other than representing the 2012 Special Committee which approved the issuance of the Convertible Notes, as its independent legal counsel.

●

Other Offers. Other than an offer by an affiliate of Saints in December 2011to acquire the Shares held by unaffiliated stockholders, which offer was withdrawn in February 2012, no other firm offers have been made in the last two years for: (1) the merger or consolidation of MSEL with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of MSEL; or (3) a purchase of MSEL’s securities that would enable the holder to exercise control of MSEL, other than an offer by an affiliate of Saints in December 2011 to acquire the Shares held by unaffiliated stockholders, which offer was withdrawn in February 2012. The Filing Persons intend to retain their majority holdings of MSEL; therefore, the Filings Persons believe that “shopping” MSEL would not only entail substantial time delays and detract from the amount of time and energy by management of MSEL focused on MSEL’s business, but would also disrupt and discourage MSEL’s employees and create uncertainty among MSEL’s ultimate end customers and suppliers without any benefit to the unaffiliated stockholders of MSEL.

●	Appraisal rights. The unaffiliated stockholders of MSEL will be entitled to exercise appraisal rights under Section 262 of the DGCL.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders.

In setting the Merger Price, the Filing Persons noted legal precedent that established that a controlling stockholder causing a short-form merger need not satisfy the “entire fairness” standard typically applicable to going-private transactions under DGCL.   However, the Filing Persons considered that the interests of unaffiliated stockholders would be best served by appointing the Special Committee to evaluate the Merger Price.

On June 12, 2013, the Valuation Services Firm orally delivered its initial company valuation to the Special Committee indicating a company valuation of $18 million to $28 million. Subtracting the preliminary estimated net debt and par value of the redeemable Series A Preferred Stock including accrued dividends of MSEL as of the most recently available balance sheet date of May 31, 2013 and dividing by the total shares outstanding, the Special Committee calculated an implied per share equity value range of $0 to $0.15. The Special Committee then engaged in several discussions with Saints over a two-day period regarding the price at which Saints would be willing to proceed with a short-form merger transaction. At the time of such discussions, Saints had not received the company valuation in any form nor had any knowledge of the indicative common share calculation which resulted from the Valuation Services Firm’s company valuation. At the conclusion of such discussions and as reported in the Schedule 13D amendment filed by Saints on June 14, 2013, the Special Committee indicated that it would support and recommend a transaction at the price of $0.17 per Share. This equity price per share is $0.10 or 113% above the mid-point of the above implied per share equity value range calculated by the Special Committee, and $0.02 or 13% above the high end of the above implied per share equity value range. Saints indicated it would proceed at the price of $0.17 per Share.

During the subsequent two days, the Special Committee updated certain balance sheet items with MSEL, which resulted in the reduction in the upper end of the range of the per share calculation from $0.15 to $0.11, and requested that the Valuation Services Firm calculate an Indicative Common Equity Range and divide the Indicative Common Equity Range by the 24,714,784 Shares outstanding at May 31, 2013. On June 17, 2013, the Valuation Services Firm issued its final report showing an indicative common share calculation of $0 to $0.11. The $0.17 per Share price recommended by the Special Committee is $0.11, or 183%, above the mid-point of the range implied by the final company valuation and $0.06, or 55%, above the high end of the range implied by the company valuation. A copy of the company valuation performed by the Valuation Services Firm is attached hereto as Exhibit (c)(1).

Saints GP, the general partner of Saints, and the Special Committee discussed and agreed on the Merger Price by evaluating the factors above and determining a price which, in their opinion, was fair to the unaffiliated stockholders of MSEL.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of MSEL, the Filing Persons, acting individually, have also weighed the following factors:

●

No future participation in the prospects of MSEL. Following the consummation of the merger, the unaffiliated stockholders of MSEL will cease to participate in the future earnings or growth, if any, of MSEL, or benefit from an increase, if any, in the value of their holdings in MSEL.

●

Actual or potential conflicts of interest. Saints, currently owns, and New Merisel will own, 91.0% of the outstanding common stock of MSEL and following the merger, Saints will own 100% of MSEL. Accordingly, and as disclosed herein, the interests of Saints and New Merisel in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of MSEL. This conflict is one reason the Special Committee was established.

●

No opportunity for MSEL’s unaffiliated stockholders to vote on the merger. Because the merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by MSEL’s stockholders other than the Filing Persons. The unaffiliated stockholders of MSEL will not have the opportunity to vote on the merger.

After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of MSEL.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of a merger agreement or approval of the merger by at least a majority of the unaffiliated stockholders of MSEL because such procedural safeguards would delay receipt of the consideration to be paid in connection with the merger by the unaffiliated stockholders of MSEL and increase the costs of the merger to the detriment of MSEL and the unaffiliated stockholders. In addition, the Filing Persons noted that, in MSEL’s definitive proxy statement (filed on Schedule 14A pursuant to Section 14(a) of the Exchange Act) for MSEL’s 2012 Annual Meeting of Stockholders held on December 20, 2012, the board of directors of MSEL solicited approval for an amendment to MSEL’s restated certificate of incorporation to increase the number of authorized shares of MSEL’s common stock. At the time, the board of MSEL disclosed that the additional Shares would likely be used in connection with a future financing transaction involving Saints. Accordingly, voting in favor of the proposal could be considered to include voting in favor of issuing some or all of the authorized Shares to Saints. At MSEL’s 2012 annual meeting, holders of more than 90% of the then outstanding Shares approved the amendment to the restated certificate of incorporation to increase the number of authorized Shares. Further, the Filing Persons believe the merger is procedurally fair because, among other things, the unaffiliated stockholders of MSEL will be entitled to exercise appraisal rights under Section 262 of the DGCL and because the board of directors appointed the Special Committee to evaluate the Merger Price on behalf of the unaffiliated stockholders of MSEL.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of MSEL, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

The Special Committee retained the Valuation Services Firm to provide it with valuation services in connection with the merger. The Valuation Services Firm is a recognized financial services firm that, amongst other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, private placements and corporate and other purposes. The Special Committee considered a number of other recognized firms, but in the end selected the Valuation Services Firm based on its qualifications, expertise and reputation, and its knowledge of the business and affairs of MSEL; and based on its work for the prior special committees of the board of directors of MSEL that worked on Saints’ December 2011 offer to purchase the outstanding Shares not owned by Saints and that approved the issuance of the Convertible Notes, believing that this knowledge would result in reduced costs for MSEL and increased efficiencies for the unaffiliated stockholders.

Pursuant to an engagement letter dated April 30, 2013, the Special Committee retained the Valuation Services Firm to deliver the valuation of MSEL on a going concern basis. On June 12, 2013, the Valuation Services Firm orally delivered its initial company valuation to the Special Committee indicating a company valuation of $18 million to $28 million. Subtracting the preliminary estimated net debt and par value of the redeemable Series A Preferred Stock including accrued dividends of MSEL as of the most recently available balance sheet date of May 31, 2013, and dividing by the total shares outstanding, the Special Committee calculated an implied per share equity value range of $0 to $0.15. The Special Committee then engaged in several discussions with Saints over a two-day period regarding the price at which Saints would be willing to proceed with a short-form merger transaction. At the time of such discussions, Saints had not received the company valuation in any form nor had any knowledge of the indicative common share calculation which resulted from the Valuation Services Firm’s company valuation. At the conclusion of such discussions and as reported in the Schedule 13D amendment filed by Saints on June 14, 2013, the Special Committee indicated that it would support and recommend a transaction at the price of $0.17 per share. This equity price per share is $0.10 or 113% above the mid-point of the above implied per share equity value range calculated by the Special Committee, and $0.02 or 13% above the high end of the above implied per share equity value range. Saints indicated it would proceed at the price of $0.17 per Share.

During the subsequent two days, the Special Committee updated certain balance sheet items with MSEL, which resulted in the reduction in the upper end of the range of the per share calculation from $0.15 to $0.11, and requested that the Valuation Services Firm calculate an Indicative Common Equity Range and divide the Indicative Common Equity Range by the 24,714,784 Shares outstanding at May 31, 2013. On June 17, 2013, the Valuation Services Firm issued its final report showing an indicative common share calculation of $0 to $0.11. The $0.17 per Share price recommended by the Special Committee is $0.11, or 183%, above the mid-point of the range implied by the final company valuation and $0.06, or 55%, above the high end of the range implied by the company valuation. A copy of the company valuation performed by the Valuation Services Firm is attached hereto as Exhibit (c)(1).

The full text of the Valuation Services Firm’s written company valuation dated June 17, 2013, confirming its initial oral company valuation delivered to the Special Committee on June 12, 2013, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by the Valuation Services Firm in performing its company valuation, is attached as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated in its entirety herein by reference.  You are urged to read the Valuation Services Firm’s company valuation in its entirety, and this summary is qualified by reference to the written company valuation. The Valuation Services Firm’s company valuation addresses only the valuation of MSEL on a going-concern basis as of June 12, 2013.  The Valuation Services Firm’s company valuation was directed solely to the Special Committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any MSEL stockholder as to how such stockholder should act with respect to the merger or otherwise.

In connection with rendering the company valuation described above and performing its financial analyses, the Valuation Services Firm, among other things:

(i) reviewed MSEL’s audited financial statements on Form 10‐K filed with the SEC for the fiscal years ended December 31, 2008 through December 31, 2012 and MSEL’s unaudited financial statements on Form 10‐Q filed with the SEC for the three month period ended March 31, 2013;

(ii) reviewed and analyzed the financial projections from the five‐year plan and upside case projections, in each case, prepared and provided by the management of MSEL (“management”);

(iii) reviewed and analyzed management’s 2013 reforecast received by the Valuation Services Firm on June 7, 2013;

(iv) held discussions with management regarding operations, customers, competitors and MSEL’s balance sheet, as well as assumptions used by management in its financial projections;

(v) reviewed the annual cost savings projected by management achieved through delisting and deregistration;

(vi) reviewed the historical trading price and trading volume of the Shares;

(vii) performed certain valuation analyses using generally accepted valuation and analytical techniques including an analysis of selected public industry companies, an analysis of selected industry mergers and acquisition transactions, and a discounted cash flow analysis; and

(viii) performed other studies and analyses and considered such other information, as was deemed necessary or appropriate.

  No limitations were imposed by any of the Filing Persons on the scope of the Valuation Services Firm’s investigation or the procedures to be followed by the Valuation Services Firm in its valuation analyses.

The following is a summary of the material financial analyses performed by the Valuation Services Firm in connection with the preparation of its company valuation, which was reviewed with, and formally delivered to, the Special Committee on June 17, 2013.  The preparation of a company valuation is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by the Valuation Services Firm.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by the Valuation Services Firm. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by the Valuation Services Firm or the Special Committee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 12, 2013, and is not necessarily indicative of current market conditions.

The Valuation Services Firm considered (i) MSEL’s equity market capitalization as of June 11, 2013 of $6.2 million, based on approximately 24,714,784 shares of MSEL common stock outstanding as of May 31, 2013, calculated using the closing price of MSEL’s common stock of $0.25 per share on June 11, 2013, and (ii) MSEL’s implied enterprise valuation (“EV”) (which for the purposes of this analysis equates to implied equity value, plus debt, plus the shares of redeemable Series A Preferred Stock of MSEL, less cash) as of March 31, 2013 of approximately $29.2 million.

Total Company Value

The Valuation Services Firm employed three valuation methodologies: (i) public company analysis, (ii) transaction analysis and (iii) discounted cash flow analysis to arrive at a range of total company value for MSEL of $18 million to $28 million. At the request of the Special Committee, on June 17, 2013, the Valuation Services Firm (i) calculated the Indicative Common Equity Range of $0 - $2.8 million and (ii) based upon the Indicative Common Equity Range, calculated an indicative common share calculation of $0 to $0.11 by dividing the Indicative Common Equity Range by the 24,714,784 Shares that were outstanding as of May 31, 2013.

Public Company Analysis

The Valuation Services Firm reviewed the following seven publicly traded companies similar to MSEL with respect to their industry and/or business (i.e. public companies in the commercial printing, graphic services and marketing services business): Cenveo, Inc., Consolidated Graphics, Inc., Harte-Hanks, Inc., Quad/Graphics, Inc., R.R. Donnelley & Sons Company, Schawk, Inc. and Valassis Communications, Inc. (collectively, the “Public Companies”). The Valuation Services firm selected these Public Companies based on publicly available information such as company filings with the SEC but noted that none of the Public Companies was directly comparable to MSEL given MSEL’s small size, business mix, customer concentration and recent operating performance.

The Valuation Services Firm (i) calculated the last twelve months (“LTM”) revenue and EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization) (as of March 31, 2013) for each of the Public Companies and (ii) analyzed the trading multiples of company value with respect to their respective LTM and forward EBITDA. The Valuation Services Firm then applied a range of multiples derived from the analysis of the Public Companies to MSEL’s LTM Revenue, 2012 EBITDA, LTM EBITDA as of March 31, 2013, LTM EBITDA as of June 30, 2013 and projected 2013 EBITDA (as provided by management) to arrive at a range of total company value for MSEL. The results of this analysis may be seen in the table on page 19 of this Schedule 13E-3.

Transaction Analysis

For the transaction analysis, the Valuation Services Firm used 26 historical mergers and acquisitions transactions which it determined were relevant to its analysis. The Valuation Services firm selected these transactions based on publicly available information such as company filings with the SEC but noted that none of the transactions was directly comparable to MSEL given MSEL’s small size, business mix, customer concentration and recent operating performance. The Valuation Services Firm selected a range of multiples from this analysis which was then applied to MSEL’s metrics to determinate a range of total company value for MSEL. The results of this analysis may be seen in the table on page 19 of this Schedule 13E-3.

Discounted Cash Flow Analysis

The Valuation Services Firm also determined a range of total company value of MSEL by calculating the present value of future cash flows that MSEL is expected to generate. This valuation is comprised of two components: (i) the present value of future cash flows for the projection period, discounted at an appropriate discount rate, and (ii) the present value of the estimated residual value, which represents the future cash flows beyond the projection period. The residual value was calculated by using a multiple of the last forecasted period’s EBITDA (“terminal value”).

The Valuation Services Firm utilized MSEL’s financial projections, prepared by management, for the years ending December 31, 2013 through December 31, 2017 in preparing its Discounted Cash Flow Analysis. The projections prepared by the Valuation Services Firm assume that the credit facility pursuant to the PNC Agreement (described in “Item 2. Subject Company Information” beginning on page 23 of this Schedule 13E-3), which matures on August 13, 2013, is refinanced and that MSEL has sufficient borrowing base availability during the projection period. Beyond December 31, 2017, the Valuation Services Firm estimated a terminal value using an exit multiple range of 4.5X to 5.5X. In each case, the Valuation Services Firm also excluded management’s estimated public company costs of $624,000 per year as a result of going private in order to give pro forma effect to the elimination of such costs upon consummation of the proposed merger. The Valuation Services Firm discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 14% to 16%. The results of this analysis may be seen in the table below.

Total Company Value

The following table summarizes the range of total company value for MSEL based on the public company analysis, the transaction analysis and the discounted cash flow analysis:

Valuation Methodology	Low	High	Median	Average	Selected Multiple Range	Relevant Chelsea Metric	Implied TEV Range ($ millions)
Industry Public Companies Trading Analysis
LTM Revenue	0.5x	0.8x	0.7x	0.7x	0.50x - 0.80x	$57.3	$28.7 - $45.9
2012 EBITDA	4.4x	8.2x	5.0x	5.7x	NM	($1.0)	NM
LTM EBITDA (3/31/13)	4.5x	8.2x	5.2x	5.8x	NM	$0.2	NM
LTM EBITDA (6/30/13E)(1)	4.5x	8.2x	5.2x	5.8x	4.75x - 6.50x	$3.0	$14.1 - $19.3
2013E EBITDA(1)	4.5x	7.1x	5.4x	5.6x	4.75x - 6.50x	$3.6	$17.0 - $23.3
2013E EBITDA(1)(2)	4.5x	7.1x	5.4x	5.6x	4.75x - 6.50x	$4.2	$20.0 - $27.4

Industry M&A Transactions
LTM Revenue	0.2x	1.6x	0.7x	0.7x	0.50x - 0.80x	$57.3	$28.7 - $45.9
LTM EBITDA (3/31/13)	2.8x	12.9x	7.6x	7.3x	NM	$0.2	NM
LTM EBITDA (6/30/13E)(1)	2.8x	12.9x	7.6x	7.3x	3.50x - 6.00x	$3.0	$10.4 - $17.8
2013E EBITDA(1)	2.1x	9.0x	5.0x	4.9x	3.50x - 5.50x	$3.6	$12.6 - $19.7
2013E EBITDA(1)(2)	2.1x	9.0x	5.0x	4.9x	3.50x - 5.50x	$4.2	$14.7 - $23.2

Discounted Cash Flow
Management Five-Year Plan(2)							$11.9 - $15.0
Management Upside Case(2)							$25.1 - $31.2

Total Enterprise Value Conclusion							$18.0 - $28.0

(1)      The June 30, 2013 estimated LTM EBITDA and the 2013 projected EBITDA based on private information not previously publicly available provided by management.

(2)      Excluding MSEL public company costs of $624,000, as estimated by management.

The summary set forth above does not contain a complete description of all the analyses performed by the Valuation Services Firm, but does summarize the material analyses performed by the Valuation Services Firm. The preparation of a company valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. The Valuation Services Firm believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Valuation Services Firm’s company valuation.   For the aforementioned reasons, no particular analysis described above should be taken to be the Valuation Services Firm’s view of the actual value of a Share.

None of the companies utilized for comparative purposes in the Public Company Analysis is directly comparable to MSEL, and none of the transactions utilized for comparative purposes in the Transaction Analysis is directly comparable to the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which MSEL and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

In performing its valuation, the Valuation Services Firm acted independently and relied on the information and projections prepared by management, and its analysis is based on this information and projections. The Valuation Services Firm expresses no view as to the projections provided by management, or the assumptions on which any of them are based, and has not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of MSEL. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. The Valuation Services Firm does not assume responsibility if future results are materially different from forecasted results.

The Valuation Services Firm’s company valuation was one of many factors taken into consideration by the Special Committee in evaluating the consideration to be paid to the unaffiliated stockholders in connection with the merger.  The Valuation Services Firm was not requested to, and did not, (i) participate in negotiations with respect to the merger, (ii) solicit any expressions of interest from any other parties with respect to any business combination with MSEL or any other alternative transaction or (iii) advise the Special Committee or any other party with respect to alternatives to the merger. In addition, the Valuation Services Firm was not requested to provide, and did not provide, advice regarding the structure, the consideration to be paid in the merger, any other aspect of the transaction, or to provide services other than the delivery of its company valuation to the Special Committee.

In conducting its review and arriving at its conclusions, the Valuation Services Firm has relied upon the accuracy and completeness of all publicly available information it reviewed and all of the financial and other information provided to the Valuation Services Firm including the projections provided by management, and has not assumed any responsibility for independently verifying the accuracy or completeness of any such information. In addition, the Valuation Services Firm has (i) relied upon management as to the reasonableness and achievability of the projections provided by management (and the assumptions and bases related thereto), (ii) assumed, with MSEL’s consent, that such projections reflect the best currently available estimates and good faith judgments of management of the future competitive, operating and regulatory environments facing MSEL and related financial performance of MSEL and (iii) assumed, with MSEL’s consent, that such projections will be realized in the amounts and in the time periods currently estimated by management.

 In conducting its company valuation, the Valuation Services Firm did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of MSEL, and was not furnished or provided with any such appraisals or valuations, nor did the Valuation Services Firm evaluate the solvency of MSEL under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. The analyses performed by the Valuation Services Firm in connection with its company valuation were going concern analyses.  The Valuation Services Firm did not analyze the liquidation value of MSEL or any other entity.  Without limiting the generality of the foregoing, the Valuation Services Firm undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which MSEL or any of its affiliates was a party or may be subject, and at the direction of Saints and MSEL and with their consent, the Valuation Services Firm’s company valuation made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.  The Valuation Services Firm also assumed that neither Saints nor MSEL is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, exchange listing, divestiture or spin-off, other than the merger.

The Valuation Services Firm’s company valuation was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on June 12, 2013. Events thereafter could materially affect the assumptions used in preparing the company valuation. The Valuation Services Firm did not analyze the price that Shares currently trade or may trade following announcement of the merger or at any future time.  The Valuation Services Firm did not undertake to revise its company valuation or otherwise comment upon any events occurring after June 12, 2013, and does not have any obligation to update, revise or reaffirm its company valuation.

The Valuation Services Firm’s company valuation does not constitute a fairness opinion, valuation opinion or opinion of any other type, but addresses solely its company valuation of MSEL, as of June 12, 2013, on a going concern basis. The Valuation Services Firm’s company valuation does not address any other terms or agreement relating to the merger.  The Valuation Services Firm was not requested to address, and its company valuation does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to MSEL or Saints, Saints’ ability to fund the consideration payable in the merger, any terms of the merger or the fairness of the merger or the consideration to be received in the merger to the holders of Shares or any other class of securities, creditor or other constituency of MSEL.  Furthermore, the Valuation Services Firm expressed no view or opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the merger or any class of such persons, relative to the compensation to be received by holders of MSEL common stock in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

As a part of its investment banking business, the Valuation Services Firm is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Special Committee selected the Valuation Services Firm to provide its company valuation in connection with the merger on the basis of such experience and its familiarity with MSEL.

The Valuation Services Firm received a fee of $45,000 for providing its company valuation including a non-refundable retainer of $20,000 from MSEL.  The company valuation fee was not contingent upon the consummation of the merger or the conclusions reached in the company valuation and was paid in full upon delivery of the company valuation.  MSEL has also agreed to indemnify the Valuation Services Firm against certain liabilities and reimburse the Valuation Services Firm for certain expenses in connection with its services.  In addition, in the ordinary course of its business, the Valuation Services Firm and its affiliates may actively trade securities of MSEL for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities.  The Valuation Services Firm has had discussions with MSEL regarding possible future engagements, and may also, in the future, provide investment banking and financial advisory services to Saints, MSEL or entities that are affiliated with Saints or MSEL, for which the Valuation Services Firm would expect to receive compensation.

 As described above, the Valuation Services Firm’s company valuation was only one of many factors considered by the Filing Persons in their determination that the terms of the merger are fair to the unaffiliated stockholders of MSEL and should not be viewed as determinative of the views of the Filing Persons with respect to the value of MSEL.

CERTAIN FINANCIAL PROJECTIONS

MSEL’s management does not, as a matter of course, make available to the public future financial projections. However, MSEL’s management provided the financial projections for the fiscal year ending December 31, 2013 through the fiscal year ending December 31, 2018 to the Valuation Services Firm. Certain of these financial projections are summarized on page 5 of the supplemental information to the valuation letter summarizing the company valuation performed by the Valuation Services Firm, which is filed as part of Exhibit (c)(1) to this Schedule 13E-3. These projections were prepared during the second quarter of 2013 and were based on MSEL management’s projection of MSEL’s future financial performance as of the dates provided, were prepared for internal use by MSEL and to assist the Valuation Services Firm with its company valuation, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles.

The financial projections are not a guarantee of performance. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market, and financial conditions, as well as other factors and matters specific to MSEL’s business, many of which are beyond MSEL’s control. Since the projections cover multiple years, such information by its nature becomes less certain with each successive year.  In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to MSEL’s operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither MSEL’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. The inclusion of the projections in this Schedule 13E-3 is not intended to induce any MSEL stockholder to elect not to seek appraisal for his or her Shares.

For additional information on the Valuation Services Firm’s analysis, please see “Special Factors - Reports, Opinions, Appraisals and Negotiations,” of this Schedule 13E-3.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

Name and Address

The name of the subject company is Merisel, Inc., a Delaware corporation (“MSEL”). The principal executive offices of MSEL are located at 32 West 31st Street, 5th Floor, New York, New York 10001 and its telephone number is (212) 594-4800.

MSEL is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.01 per share, of MSEL. As reported on the facing page of MSEL’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, there were 24,714,784 Shares outstanding as of May 15, 2013. Other than 300,000 stock options held by an executive officer of MSEL officer pursuant to the Merisel Inc. 1997 Stock Award and Incentive Plan and the Merisel, Inc. 2008 Stock Award and Incentive Plan, there are no outstanding options or warrants to purchase shares or other capital stock of MSEL. There are 185,025 shares of redeemable Series A Preferred Stock of MSEL (the “Preferred Stock”) outstanding as of May 31, 2013. All of the Preferred Stock is owned by Saints and will remain outstanding following the merger.

Trading Market and Price

MSEL’s common stock is listed for quotation on OTC Pink under the trading symbol “MSEL”. On June 20, 2013, the last date on which MSEL common stock traded prior to the filing date of the initial Schedule 13E-3, the last trading price per Share was $0.26. The following table sets forth the bid prices quoted for MSEL’s common stock on OTC Pink during the periods indicated as reported by publicly available sources.

Fiscal Year 2011	High	Low	Fiscal Year 2012	High	Low
First quarter	$1.20	$.12	First quarter	$1.20	$.75
Second quarter	1.35	1.04	Second quarter	.90	.71
Third quarter	1.25	.67	Third quarter	.72	.20
Fourth quarter	1.20	.45	Fourth quarter	.25	.15

Fiscal Year 2013	High	Low
First quarter	$0.23	$0.15

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

Dividends

To the knowledge of the Filing Persons, MSEL has never declared or paid any dividends in respect of the Shares.  According to MSEL’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013, MSEL states that does not intend to pay dividends on the Shares in the foreseeable future. In addition, MSEL’s credit facility with PNC Bank, dated as of August 13, 2013, as amended (the “PNC Agreement”), contains restrictions on MSEL’s ability to pay dividends.

Prior Public Offerings

Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, MSEL, has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A, other than the issuance of Shares upon conversion of a portion of the Convertible Notes held by Saints on April 18, 2013.

Prior Stock Purchases

MSEL’s revenue and cash flow generated from operations declined in each quarterly period in 2012 when compared to the same period in 2011 for a number of reasons previously described in MSEL’s periodic reports. The decline in revenues and cash generated from operations was particularly, and unexpectedly, severe in the quarter ended June 30, 2012. As a result, MSEL was required to raise additional capital through the issuance of convertible notes to Saints, MSEL’s majority stockholder.

On August 20, 2012, Saints entered into a definitive agreement with MSEL for the issuance and sale of $2.0 million in principal amount of MSEL’s 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on August 21, 2012.

On November 21, 2012, MSEL and Saints entered into a definitive agreement for the issuance and sale of $1.5 million in principal amount of MSEL’s 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on November 21, 2012.

On February 4, 2013, MSEL and Saints entered into a definitive agreement for the issuance and sale of $750,000 in principal amount of its 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on February 4, 2013.

The Convertible Notes accrue interest at 10% per annum and mature on August 31, 2015. Interest on the Convertible Notes is payable in kind through increasing the outstanding principal amount, or, at MSEL’s option, it could pay interest quarterly in cash. After March 31, 2013, at Saints’ option, the Convertible Notes were convertible, in whole or in part, into Shares at a conversion price that was the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement, and liabilities relating to the outstanding Preferred Stock, the Convertible Notes and other indebtedness for borrowed money and (y) divided by the number of Shares outstanding as of the conversion date. In light of MSEL’s results for the twelve months ended March 31, 2013, the conversion price under the Convertible Notes is $0.10 per Share. On April 18, 2013, Saints elected to convert a portion of the Convertible Notes into 22,500,000 Shares.

Item 3. Identity and Background of Filing Persons

Merisel Saints Newco, Inc. (“New Merisel”)

Name and Address.  New Merisel was recently formed by Saints for the purpose of effecting the merger. New Merisel’s principal business address is 475 Sansome Street, Suite 1850, San Francisco, CA 94111, and its telephone number is (415) 773-2080.   New Merisel is wholly owned by Saints.  Mr. Kenneth B. Sawyer is currently the sole director of New Merisel.

Business and Background of Entity. New Merisel was formed for the sole purpose of acquiring all of the Shares held by stockholders that are not affiliated with Saints. Prior to the merger, Saints will contribute all of the Shares held by it to New Merisel. New Merisel is a Delaware corporation.  New Merisel has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining New Merisel from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with New Merisel, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of New Merisel, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

 Saints Capital Granite, L.P. (“Saints”)

Name and Address.  Saints’ principal business address, which also serves as its principal office, is 475 Sansome Street, Suite 1850, San Francisco, CA 94111, and its telephone number is (415) 773-2080. Saints beneficially owns approximately 99.5% of the Shares. Saints GP is the general partner of Saints.

Business and Background of Entity.  Saints, a Delaware limited partnership, beneficially owns approximately 99.5% of the Shares. Saints was formed for the purpose of investing in private and public companies selected by Saints GP. Saints has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Saints from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons.  The name, business address, position with Saints, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Saints, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Saints Capital Granite, LLC (“Saints GP”)

Name and Address.  Saints GP’s principal business address, which also serves as its principal office, is 475 Sansome Street, Suite 1850, San Francisco, CA 94111, and its telephone number is (415) 773-2080.  Mr. Kenneth B. Sawyer, Mr. Scott Halsted and Mr. David P. Quinlivan are the managing members of Saints GP.

Business and Background of Entity.  Saints GP, a Delaware limited liability company, is the general partner of Saints. Saints GP was formed for the purpose of serving as the general partner of Saints.  Saints GP has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Saints GP from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons.  The name, business address, position with Saints GP, principal occupation, five-year employment history and citizenship of each of members and executive officers of Saints GP, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Item 4. Terms of the Transaction

Material Terms

Prior to the merger, Saints will contribute an aggregate of 22,500,000 Shares to New Merisel. Such shares represent, in the aggregate, approximately 91.0% of the Shares outstanding. On the effective date of the merger, New Merisel will merge with and into MSEL pursuant to Section 253 of the DGCL, with MSEL to be the surviving corporation. To so merge, Saints, as the sole stockholder of New Merisel, and the board of directors of New Merisel will approve the merger, and MSEL will file a certificate of ownership and merger with the Secretary of State of Delaware. On the effective date of the merger:

●

Each Share issued and outstanding immediately prior to the effective date (including Shares held in treasury) will be cancelled and extinguished and each Share (other than Shares held by Saints, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Price. Each of the 100 currently outstanding shares of New Merisel common stock will be converted into 225,000 shares of common stock of MSEL. All shares of redeemable Series A Preferred Stock of MSEL will remain outstanding;

●	All of the estate, property rights, privileges and powers of MSEL will continue to be vested in and held and enjoyed by MSEL as fully and entirely and without change or diminution; and

●	Following the merger, Saints will own all outstanding Shares.

Under Section 253 of the DGCL, because New Merisel will hold at least 91.0% of the outstanding Shares prior to the merger, New Merisel will have the power to effect the merger without a vote of MSEL’s board of directors or the stockholders of MSEL. The Special Committee was appointed to evaluate the Merger Price on behalf of MSEL and the stockholders who are not affiliated with the Filing Persons. The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the effective date, without a meeting or consent of the stockholders of MSEL. The Merger Price is $0.17 per Share in cash, without interest.

Upon completion of the merger, in order to receive the cash Merger Price of $0.17 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent , and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of merger and Appraisal Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” on page 11 of this Schedule 13E-3.

Different Terms

Stockholders of MSEL will be treated as described in this Item 4 under “Material Terms” above.

Appraisal Rights

Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

Notice of the effective date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by MSEL, within 10 calendar days after the effective date and should be carefully reviewed by such holders. Any holder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from MSEL an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs MSEL of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to MSEL, at its principal offices located at 32 West 31st Street, 5th Floor, New York, New York 10001, Attention: Investor Relations.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the effective date, MSEL, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. MSEL is not under any obligation, and to the knowledge of the Filing Persons, has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on MSEL.

Within 120 calendar days after the effective date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from MSEL a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by MSEL or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon MSEL, MSEL will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date).

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the effective date. A stockholder may withdraw a demand for appraisal by delivering to MSEL a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the effective date will require the written approval of MSEL. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery.

For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

      STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

Provisions for Unaffiliated Stockholders

None of the Filing Persons intend to grant the unaffiliated stockholders of MSEL special access to MSEL’s records in connection with the merger. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated stockholders of MSEL other than the valuation services provided by the Valuation Services Firm to the Special Committee.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions.

On August 20, 2012, Saints entered into a definitive agreement with MSEL for the issuance and sale of $2.0 million in principal amount of MSEL’s 10% Convertible Notes, due August 31, 2015. The transaction was completed and the note was issued on August 21, 2012.

On November 21, 2012, MSEL and Saints entered into a definitive Note Purchase Agreement for the issuance and sale of $1.5 million in principal amount of MSEL’s 10% Convertible Note, due August 31, 2015. The transaction was completed and note was issued on November 21, 2012.

On February 4, 2013, MSEL and Saints entered into a definitive agreement for the issuance and sale of $750,000 in principal amount of its 10% Convertible Note, due August 31, 2015. The transaction was completed and the note was issued on February 4, 2013.

On April 18, 2013, Saints elected to convert a portion of the Convertible Notes into 22,500,000 Shares.

The Convertible Notes accrue interest at 10% per annum and mature on August 31, 2015. Interest on the Convertible Notes is payable in kind through increasing the outstanding principal amount of the Convertible Notes, or, at MSEL’s option, it could pay interest quarterly in cash. After March 31, 2013, at Saints’ option, the Convertible Notes were convertible, in whole or in part, into Shares at a conversion price that was the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement, and liabilities relating to the outstanding Preferred Stock, the Convertible Notes and other indebtedness for borrowed money and (y) divided by the number of Shares outstanding as of the conversion date. In light of MSEL’s results for the twelve months ended March 31, 2013, the conversion price under the Convertible Notes is $0.10 per Share.

(b) Significant Corporate Events.   As previously described in Schedule 13D amendments filed by Saints with respect to its MSEL holdings, in December 2011, Saints delivered a letter to MSEL’s board of directors offering to purchase all Shares it did not already own. In February 2012, Saints withdrew such offer. Other than that offer on or as otherwise described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) MSEL or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of MSEL's securities, election of MSEL's directors or sale or other transfer of a material amount of assets of MSEL.

(c) Negotiations or Contacts.  Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of MSEL or (ii) MSEL or any of its affiliates and any person not affiliated with MSEL who would have a direct interest in such matters.

(d) Conflicts of Interest.

Not applicable.

(e) Agreements Involving the Subject Company’s Securities.

MSEL and Saints are a party to a registration rights agreement, dated as of February 4, 2011 (as amended, the “Registration Rights Agreement”). Pursuant to the registration rights agreement, MSEL agreed to provide certain registration rights under the Securities Act of 1933, as amended, with respect to the Shares owned or thereafter acquired by Saints.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The Shares acquired in the merger from the unaffiliated stockholders of MSEL will be cancelled.

Plans.

It is currently expected that, following the consummation of the merger, the business and operations of MSEL will, except as set forth in this Schedule 13E-3, be conducted by MSEL substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of MSEL with a view to maximizing MSEL’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause MSEL to terminate the registration of the Shares under Section 12(g) of the Exchange Act following the merger, which would result in the suspension of MSEL’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on pages 9 and 25, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of MSEL’s businesses. Except as otherwise described in this Schedule 13E-3, MSEL has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

●	any extraordinary corporate transaction involving MSEL after the completion of the merger;

●	any sale or transfer of a material amount of assets currently held by MSEL or any of its subsidiaries after the completion of the merger;

●	any material change in MSEL’s dividend rate or policy, or indebtedness or capitalization; or

●	any other material change in MSEL’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 12 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 16 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required to pay the Merger Price to all unaffiliated stockholders of MSEL and to pay related fees and expenses, is estimated to be approximately $662,000. New Merisel will obtain the necessary funds from Saints. Saints will provide the funds required to pay merger fees and expenses. Because the Filing Persons intend to provide the necessary funding for the merger, MSEL has not arranged for any alternative financing.

Conditions

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Expense	Estimated Cost
Counsel to Saints	$40,000
Counsel to MSEL	$60,000
Counsel to Special Committee	$10,000
Valuation Services Firm	$45,000
Special Committee	$18,000
D&O Insurance Tail Coverage	$ 90,000
Paying Agent	$15,000
Financial Printer	$10,000
SEC Filing Fee	$52 (based on a $376,513.28 transaction value)

Borrowed Funds

See this Item 10 under “Source of Funds” above.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the merger, New Merisel will be the holder of an aggregate of 22,500,000 Shares, representing approximately 91.0% of the outstanding Shares of MSEL. The Filing Persons are the deemed beneficial owners of 95.5% of MSEL (assuming the conversion of the outstanding Convertible Notes). Saints owns of 100% of New Merisel. Upon consummation of the merger, Saints will own 100% of MSEL. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

Securities Transactions

Prior to the merger, Saints will contribute a total of 22,500,000 Shares to New Merisel. There were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons other than the transactions described in Item 5(a) “Transactions” beginning on page 28 of this Schedule 13E-3.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of MSEL for the years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Consolidated Financial Statements included in MSEL’s Annual Report on Form 10-K for its fiscal years ended December 31, 2011 and 2012 (the “Form 10-K”). The unaudited consolidated financial statements of MSEL for the three-month period ended March 31, 2013 are also incorporated herein by reference to the Consolidated Financial Statements included in MSEL’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and MSEL’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Summary Information

Set forth below is certain selected consolidated financial information with respect to MSEL excerpted or derived by the Filing Persons from the audited consolidated financial statements of MSEL contained in the Form 10-K and the unaudited consolidated financial statements of MSEL contained in the Form 10-Q. More comprehensive financial information is included in documents filed by MSEL with the SEC, and the following financial information is qualified in its entirety by reference to MSEL’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2011 and December 31, 2012 have been derived from MSEL’s audited consolidated financial statements. The selected financial information as of and for the three-month period ended March 31, 2013 is derived from MSEL’s unaudited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share and per share data)

Consolidated Balance Sheets

Assets	December 31, 2011	December 31, 2012	March 31, 2013 (Unaudited)
Current assets:
Cash and cash equivalents	1,784	530	247
Accounts receivable, net of allowance of $288, $339 and $200, respectively	14,765	15,429	8,357
Inventories, net	2,136	2,419	3,198
Prepaid expenses and other current assets	2,046	4,058	2,630
Total current assets	20,731	22,436	14,432

Property, plant and equipment, net	5,660	7,182	7,905
Trademarks	6,190	-	-
Other intangible assets, net	2,555	2,142	2,039
Other assets	1,102	771	755
Total assets	36,238	32,531	25,131

Liabilities	December 31, 2011	December 31, 2012	March 31, 2013 (Unaudited)
Current liabilities:
Accounts payable	5,464	7,719	6,535
Accrued liabilities	5,081	6,476	5,182
Deferred revenue	-	1,379	-
Capital lease obligations, current maturities	544	425	761
Revolving credit agreement	2,477	4,353	636
Total current liabilities	13,566	20,352	13,114

Capital lease obligations, less current maturities	897	497	801
Mandatorily redeemable series A preferred stock, $.01 par value, authorized 360,000 shares; 147,030 and 171,436 shares issued and outstanding, respectively	12,673	15,393	16,137
Convertible Notes	-	3,590	4,441
Other liabilities	1,090	2,703	2,683
Total liabilities	28,226	42,535	37,176

Book Value Per Share	$1.11	$(1.39)	$(1.67)

Condensed Consolidated Statement of Operations

	Year Ended December 31, 2011	Year Ended December 31, 2012	Three Months Ended March 31, 2013 (Unaudited)
Net Sales	69,652	58,061	12,837
Cost of Sales	41,839	37,837	7,587
Gross Profit	27,813	20,224	5,250
Selling, general & administrative expenses	27,957	24,280	6,367
Intangible Impairment	-	6,190	-
Lease Abandonment Charge	-	3,977	-
Restructuring charge	-	809	-
Insurance proceeds, net	-	(422)	-
Operating Loss	(144)	(14,610)	(1,117)
Interest Expense, net	(2,393)	(3,681)	930
Interest Income	60	-	-
Income (Loss) Before Benefit for Income Tax	(2,477)	(18,291)	-
Income Tax Benefit	(26)	(160)	-
Net Income (Loss)	(2,451)	(18,131)	(2,047)

Loss Per Share (Basic and Diluted):	(0.34)	(2.51)	(0.28)

Weighted Average Number of Shares:
Basic	7,215	7,215	7,215
Diluted	7,215	7,215	7,215

Ratio of Earnings to Fixed Charges(1)	n/a	n/a	n/a

(1) The ratio of earnings to fixed charges was negative for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013. Additional earnings of $2,743, $4,291 and $1,156 would be needed to have a one-to-one ratio of earnings to fixed charges in such respective periods.

Item 14.  Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the merger.

Employees and Corporate Assets

No officers, class of employees, or corporate assets of MSEL has been or will be employed by or used by the Filing Persons in connection with the merger.

Item 15.  Additional Information

Not applicable.

Item 16.  Exhibits

Exhibit
Number	Description

________________________________________________________________________________________________________

(a)(1)	Letter from Saints to the Stockholders of MSEL.

(a)(2)	Form of Notice of Merger and Appraisal Rights.

(b)	None.

(c)(1)	Valuation Letter summarizing the company valuation performed by the Valuation Services Firm and Supplemental Information to the Valuation Letter.

(d)	None.

(e)	None.

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated: June 25, 2013

MERISEL, INC.,
a Delaware corporation

By:	/s/ Terry A. Tevis
Name:	Terry A. Tevis
Title:	Chief Executive Officer and President

MERISEL SAINTS NEWCO, INC.,
a Delaware corporation

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	President

SAINTS CAPITAL GRANITE, L.P.

By:	SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

The business addresses of New Merisel, Saints and Saints GP are set out under “Item 3 - Identity and Background of Filing Persons” on page 24 of this Schedule 13E-3.

Merisel Saints Newco, Inc. (“New Merisel”)

Name And Address*	Position with New Merisel	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Kenneth B. Sawyer	President and Sole Director

Mr. Sawyer is a co-founder and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints.  Saints Capital is a venture capital and private equity firm founded in 2000 that operates through its affiliated limited partnerships and management entities to provide liquidity for investors and founders of primarily private companies. Mr. Sawyer is a U.S. citizen.

Ghia Griarte	Secretary	Ms. Griarte is a managing director at Saints Capital and has been since 2003. Ms. Griarte is a U.S. citizen.

Robert Keppler	Treasurer	Mr. Keppler is the chief financial officer at Saints Capital and has been since 2007. Mr. Keppler is a U.S. citizen.

* The business address for each of Mr. Sawyer, Ms. Griarte and Mr. Keppler is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

To the knowledge of the Filing Persons, neither New Merisel nor any director or executive officer of New Merisel beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares, including Shares issuable upon conversion of the Convertible Notes, held by Saints.

Saints Capital Granite, L.P. (“Saints”)

Saints does not have any employees. Saints GP is the sole general partner of Saints, and all actions of Saints are authorized and directed by Saints GP. The business address of Saints is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

To the knowledge of the Filing Persons, Saints holds 22,500,000 Shares and is deemed the beneficial owner of an additional approximately 25,000,000 Shares issuable upon conversion of the Convertible Notes.

I-1

Saints Capital Granite, LLC (“Saints GP”)

Name And Address*	Position with Saints GP	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Kenneth B. Sawyer	Managing Member	Mr. Sawyer co-founded Saints Capital in 2000 and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints. Mr. Sawyer is a U.S. citizen.

David P. Quinlivan	Managing Member

Mr. Quinlivan is a co-founder and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints. Saints Capital is a venture capital and private equity firm founded in 2000 that operates through its affiliated limited partnerships and management entities to provide liquidity for investors and founders of primarily private companies. Mr. Quinlivan is a U.S. citizen.

Scott Halsted	Managing Member	Mr. Halsted is a managing director at Saints Capital and has been since June of 2008. Mr. Halsted is a U.S. citizen.

* The business address for each of Mr. Sawyer, Mr. Quinlivan and Mr. Halsted is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

To the knowledge of the Filing Persons, neither Saints GP nor any managing member or executive officer of Saints GP beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares, including Shares issuable upon conversion of the Convertible Notes, held by Saints.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or  was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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